UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note:

As previously disclosed, on April 28, 2022, the Registrant received a letter from The Nasdaq Stock Market LLC. (“Nasdaq”) notifying the Registrant that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Registrant did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”).

The Registrant was provided 180 calendar days, or until October 25, 2022, to regain compliance with the Minimum Bid Price Rule. The Registrant was unable to regain compliance with the Minimum Bid Price Rule, and on October 28, 2022, Nasdaq issued a second notification letter and granted the Registrant an additional 180 calendar days, or until April 24, 2023, to regain compliance.

Since then, Nasdaq has determined that for 14 consecutive business days, from November 9, 2022 to November 29, 2022, the closing bid price of the Registrant’s common shares has been at $1.00 per share or greater. On November 30, 2022, Nasdaq notified the Registrant that it has regained compliance with Listing Rule 5550(a)(2) and the matter is now closed.

A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated December 1, 2022, entitled “Tantech Holdings Regains Compliance with NASDAQ Minimum Bid Price Requirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 1, 2022	By:	/s/ Wangfeng Yan
		Name:	Wangfeng Yan
		Title:	Chief Executive Officer